

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2011

Via E-mail
Eric D. Mullins
LRE GP, LLC
Heritage Plaza
1111 Bagby Street, Suite 4600
Houston, Texas 77002

> **Re: LRR Energy, L.P.**
> **Registration Statement on Form S-1**
> **Filed May 6, 2011**
> **File No. 333-174017**

Dear Mr. Mullins:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1.   Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

2.   If a numbered comment in this letter raises more than one question or lists various items in bullet points, ensure that you fully respond to each question and bullet point. Make

Eric D. Mullins
LRR Energy, L.P.
June 3, 2011
Page 2

  sure that your letter of response indicates precisely where responsive disclosure to each numbered comment and each point may be found in the marked version of the amendment.

3. Prior to printing and distribution of the preliminary prospectus, please provide us with copies of all artwork and any graphics you wish to include in the prospectus. Also, please provide us with accompanying captions, if any. We may have comments after reviewing these materials.

4. In the amended registration statement, please fill in all blanks other than the information that Rule 430A permits you to omit.

5. Prior to submitting a request for accelerated effectiveness of the registration statement, ensure that we have received a letter or call from the Financial Industry Regulatory Authority (FINRA) which confirms that it (a) has finished its review and (b) has no additional concerns with respect to the underwriting arrangements. Please provide us with a copy of that letter, or ensure that FINRA calls us for that purpose.

6. As appropriate, please review and revise your filing to be consistent with the disclosure guidelines set forth in Securities Act Release 33-6900 and Industry Guide 5. For example, we note the disclosure in the "Our Competitive Strengths" section, which begins at page 135. Please provide any additional information that Section II.A.3.f of the Release would require.

7. You will need to allow enough time to respond to staff comments once you provide all omitted disclosure and exhibits. You currently omit most exhibits, including exhibits 5.1, 8.1, and 10.1, as well as Appendix A. To facilitate the review process, we suggest that you provide these items as soon as practicable.

8. Please provide us with all promotional and sales materials prior to their use. See Section 19.D. of Industry Guide 5. Once we receive the materials, we will need sufficient time to complete our review and may have additional comments.

9. You do not yet provide a range for the potential offering price per common unit. Because other, related disclosure likely will be derived from the midpoint of the range, once you provide the range, you will need to allow time to respond to any resulting staff comments.

10. With a view toward disclosure, provide us with a table that indicates what quarterly distributions would have been for the most recent four fiscal quarters, quantifying any shortfalls, if this information is available or can be obtained.

11.   Rather than providing only the pro forma twelve months ending June 30, 2012, in the aggregate, also provide tabular disclosure which shows the next four fiscal quarters individually to demonstrate whether there would be any shortfall in the projected minimum quarterly distributions for any period, if this information has been calculated.

12.   Revise to eliminate the suggestion at page 72 that the information is "not fact and should not be relied upon, etc." You are responsible for all disclosure that appears in the prospectus, and the reader may rely upon prospectus disclosure, although you may caution against "undue reliance," as you have done.

13.   Revise the prospectus to provide a more complete and consistent explanation regarding your plans for growth. Describe your plans, both short- and long-term, to set aside funds or establish reserves for the purpose of acquisitions. For example, we note the following statements:

  * "We intend to reserve a substantial portion of our cash generated from operations to fund our exploitation and development capital expenditures and to acquire additional oil and natural gas properties" (pages 65-66);

  * "[B]ecause we will distribute all our available cash, our growth may not be as fast as that of businesses that reinvest their available cash to expand their ongoing operations" (page 67);

  * "We plan to reinvest a sufficient amount of our cash flow in acquisitions in order to maintain our production and proved reserves" (page 117);

  * "Although we may make acquisitions during the twelve month forecast period ending June 30, 2012, including potential acquisitions of producing properties from Lime Rock Resources, we have not estimated any growth capital expenditures related to acquisitions because we cannot be certain that…." (page 118, see also page 81);

  * "We are unlikely to be able to sustain our minimum quarterly distributions without making accretive acquisitions or substantial capital expenditures" (page 76); and

  * "We intend to maintain our forecasted production level … for the twelve months ending June 30, 2012 over the long term with cash generated from operations" (page 77; note that "long term" is undefined).

14.   We note that the general partner has the right in certain circumstances to call and purchase all common units. Please advise us whether you will comply with the tender offer rules and file a Schedule TO if this right is exercised, if applicable. If you believe an exemption from the tender offer rules would be available, please explain why.

Eric D. Mullins
LRR Energy, L.P.
June 3, 2011
Page 4

15.   We note your disclosure at page 172 relating to a directed unit program. Please revise your disclosure where appropriate, including, without limitation, under "Prospectus Summary" and "Underwriting," to include a description of such program. Please also file any agreements relating to such program.

16.   We note your disclosure at page 151 that:

> As of March 31, 2011, we have identified 192 gross (158 net) recompletion, refracture stimulation and workover projects and 213 gross (140 net) proved undeveloped drilling locations on the Partnership Properties…[and] anticipate capital expenditures of approximately $14.0 million during the twelve months ending June 30, 2012, including drilling 27 gross (14 net) development wells and executing 39 gross (35 net) recompletions, refracture stimulations and workover projects.

We further note your related disclosure at pages 37 and 156. Please tell us, with a view toward disclosure:

- The location of your current and/or future hydraulic fracturing activities;

- Your acreage subject to hydraulic fracturing;

- The percentage of your reserves subject to hydraulic fracturing;

- The anticipated costs and funding, in addition to the disclosed capital expenditures, associated with your current and/or future hydraulic fracturing activities; and

- Whether there have been any incidents, citations, or suits related to such hydraulic fracturing operations for environmental concerns, and if so, what has been the response.

17.   With regard to such hydraulic fracturing operations, please also tell us what steps you have taken to minimize any potential environmental impact. For example, and without limitation, please explain if you:

- Have steps in place to ensure that your drilling, casing, and cementing adhere to known best practices;

- Monitor the rate and pressure of the fracturing treatment in real time for any abrupt change in rate or pressure;

- Evaluate the environmental impact of additives to the fracturing fluid; and

- Minimize the use of water and/or dispose of it in a way that minimizes the impact to nearby surface water.

Prospectus Cover Page

18.   We note your disclosure that you intend to list your common units on the New York Stock Exchange. Please provide us with updated information regarding the status of the application.

19.   We note your reference to "NGL." Please define each such term the first time it appears, or provide a cross reference to where the term is defined.

Prospectus Summary, page 1

20.   Please disclose in this section that your predecessor's independent registered accounting firm has identified and communicated a material weakness relating to the predecessor's internal controls and procedures.

21.   Please include in the list of risk factors the ability of your general partner in certain circumstances to (1) elect to increase distribution levels to itself, (2) cause further issuances of common units, and (3) transfer its general partner interests to a third party, in each instance without having first received approval from its conflicts committee or consent from your unitholders, as the case may be. We note your risk factor disclosure in this regard at pages 47 and 48.

Our Properties, page 2

22.   We note that you present on pages 2 and 139 pro forma net proved reserves and producing wells as of March 31, 2011, but pro forma average net production for the three months ended December 31, 2010 rather than March 31, 2011. Please describe the rationale underlying your disclosure approach.

Risk Factors, page 21

General

23.   Please substantially shorten this section, which currently spans 38 pages, by eliminating extraneous detail and limiting each risk factor to one or two short paragraphs. Also eliminate generic risks which could apply to any public company or company in your industry, instead tailoring each risk to your particular circumstances. In that regard, we note that the risk factor reference to "public company" obligations at page 51 could apply to many nascent public companies, and the risk factor at page 34 captioned "Our

historical and pro forma financial information may not be representative" appears to be more of a disclaimer than a statement of risk.

24.   Please eliminate text which mitigates the risks you present, including some of the clauses that precede or follow "although," "while," or "however." Without limitation, several examples include:

- the introductory paragraph beginning "although many of the business risks to which [you] are subject…" (page 1);

- "We expect to adopt a hedging policy to reduce the impact" (page 26);

- "we do not believe based on our current operations that we are so treated" (page 53); and

- "The IRS has recently announced a relief procedure, etc." (page 57, which also provides excessive detail).

Management's Discussion and Analysis

Pro Forma Results of Operations, page 116

25.   We note your disclosure on page 111 stating that at the closing of the offering, Fund I (your predecessor) intends to contribute to you certain commodity derivative contracts, although on page 116 you explain that your pro forma results of operations do not include any of your predecessor's historical commodity derivative contracts because you do not intend to assume any of the contracts that were in place at December 31, 2010. Given that you will be assuming derivative contracts, regardless of the anticipated change in value, we do not see adequate support for adjusting the historical accounts to essentially assign zero value to contracts that related to the properties being contributed.

We would like to understand why you have characterized the entire adjustments to commodity derivative instruments on pages F-3 and F-4 as retained operations, implying that none of these were associated with production from the properties being contributed, with no pro forma adjustments. Please explain how you determined that no portion of these contracts were associated with the operations to be contributed during the historical periods if that is your view.

Unless you are able to establish proper rationale in accordance with Rule 11-02(b)(6) of Regulation S-X, we do not believe you should adjust any portion of the historical derivative amounts pertaining to the properties being contributed. However, you should disclose any anticipated change in your risk management approach, compared to that taken during the historical periods; and include any information about the derivative contract amounts or expected changes to the derivative contracts that are necessary to adequately inform readers.

Legal Proceedings, page 161

26.   We note your disclosure that you are not a party to any material legal proceedings. Disclose whether either your general partner or predecessor are the subject of any material legal proceedings (at least with respect to the properties to be contributed to you).

Executive Compensation, page 167

27.   We note your disclosure that the executive officers of your general partner will devote "as much time to the management of [y]our business as is necessary" and at page 184 that your management will spend significant time serving other entities that compete with you. Please quantify, to the extent practicable, the amount or percentage of professional time each of your executive officers will devote to your business.

Review, Approval or Ratification of Transactions with Related Persons, page 180

28.   We note your disclosure that the "board of directors of [y]our general partner will have a standing conflicts committee comprised of at least one independent director." Discuss any risks that may result from having a committee of one person determine conflicts of interest under the circumstances.

Material Tax Consequences, page 211

29.   We note your disclosure that Andrews Kurth LLP has not rendered an opinion with respect to certain U.S. federal income tax issues. Please revise your disclosure to clearly discuss why counsel has not rendered such opinions. It is unclear why it was unable to at least render opinions subject to some degree of uncertainty regarding all material federal income tax matters. If counsel can rely on indirect authority and other necessary means to render an opinion regarding likely tax consequences, it would be insufficient to state that there is no clear authority on an issue.

30.   If management feels justified in making the referenced allocations and using the proration method described notwithstanding counsel's non-opinion in those instances, revise to briefly explain why.

Underwriting, page 233

31.   You indicate on the third paragraph of this Lock-Up Agreement section that the representative "may, in its sole discretion and at any time or from time to time, release all or any portion of the common units or other securities subject to the lock-up agreements." Please disclose whether there are any agreements, understandings or intentions, tacit or explicit, to release any of the securities from the lock-ups prior to the expiration of the corresponding period. If so or if it constitutes a material risk, provide appropriate Risk Factors disclosure regarding the discretionary power to release all such "locked-up" securities.

Forward-Looking Statements, page 238

32.   Please eliminate the word "will" from your list of words that identify forward-looking statements.

Financial Statements

General

33.   Please update your historical and pro forma financial statements to comply with Rule 3-12 and Rule 11-02(c) of Regulation S-X.

34.   Tell us how you intend to present the retained and contributed portions of your predecessor financial statements that will be required in your future periodic reports, subsequent to the effective date of your Form S-1. Also confirm your understanding that predecessor financial statements covering periods up to your acquisition date will need to be audited and included to the extent necessary to present in annual reports three years of historical financial statements or two years if you are a smaller reporting company. Any interim period of the predecessor prior to your acquisition date should be audited when audited financial statements for the period after the acquisition are presented. You will need to include historical predecessor financial statements in interim reports for comparability.

Exhibits and Financial Statement Schedules, page II-2

35.   Please explain why you have not filed as exhibits any material agreements with your significant customers. In this regard, we note your disclosure at pages 39 and 152.

Engineering Comments

Risks Related to Our Business, page 21

We may experience a financial loss if we are unable to sell a significant portion of our oil or gas production, page 31

36.   Please tell us why you believe this is such a significant risk it needs to be specifically identified in the risk factor section. And with a view towards disclosure explain to us why you believe this issue is unique to you.

Our Business Strategies, page 133

37.   Please explain what you mean by "bolt-on" acquisitions.

Our Competitive Strengths, page 135

38.   Please tell us if the 158 net recompletions and workovers are the ones required to access the 4.4 million barrels of oil equivalent of proved developed non-producing reserves.

Technology Used to Establish Proved Reserves, page 145

39.   Please tell us which technologies you used in determining your major reserve additions. We notice major reserve additions under Revisions and Extensions and Discoveries as reported on page F-38.

Estimated Proved Reserves, page 146

40.   We note that between December 31, 2010 and March 31, 2011 your natural gas liquids reserves increased by 50% while your natural gas reserves increased by approximately 11%. Please explain this to us.

41.   We note that between December 31, 2011 and March 31, 2011 your oil reserves increased by approximately 71%. Please explain this to us.

42.   You state that the Partnership Properties as of March 31, 2011 have 30,283 MBOe of proved reserves. Please tell us if this is the amount of net reserves that will be owned by LRR Energy, L.P.

43.   Please disclose material changes to proved undeveloped reserves that occurred in 2010 including the amount of proved undeveloped reserves converted to proved developed and the amount of capital it cost to do so. Please see Item 1203(b) of Regulation S-K.

44.   The letter from Miller & Lents found in Exhibit 99.2 should be removed as it is different than the letter from Miller and Lents found in Appendix C. The letter in Exhibit 99.2 is not appropriate because it refers to the SPE-PRMS and other professional organization that are unrelated to the SEC reserve rules. However, please revise the letter in Appendix C to include the percentage of LRR Energy's total reserves that Miller & Lents evaluated rather than just the percentage of reserves evaluated in the operating areas referenced in the report. In addition, the letter should be revised to replace the word "guidelines" with rules or regulations when referencing the SEC reserve rules. The reserve evaluation should include all material abandonment costs as these are normal expenses that will be incurred. The reserve letter indicated that these costs were not included in the reserve evaluations. Please also remove the definitions of probable and possible reserves as the filing does not contain these reserve categories.

45.   We note that the Miller & Lents completed their report one day after the effective date of the report. Please tell us what was the last month of actual production data that Miller & Lents utilized in their reserve estimates and what was the source of this information.

46.   Please provide a revised letter from NSAI that includes the percentage of LRR Energy's total proved reserves that NSAI estimated. In addition the letter should be revised to remove the reference to the qualifications set forth in the SPE Standards. This should be replaced by the actual qualifications of the technical persons who prepared the reserve estimates. Please see paragraph 8 of Item 1202. Also, please revise the letter to replace the word guidelines with rules or regulations when referring to the SEC reserve rules.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   • should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Eric D. Mullins
LRR Energy, L.P.
June 3, 2011
Page 11

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lily Dang at (202) 551-3867 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters or James Murphy at (202) 551-3703 if you have questions regarding the engineering comments. Please contact Sirimal R. Mukerjee at (202) 551-3340, or in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Via E-mail
       Gislar Donnenberg, Esq.
       Andrews Kurth LLP
       600 Travis, Suite 4200
       Houston, Texas 77002